Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-165057 July 1, 2010

iShares

Insights into Investing in Gold

BLACKROCK

INSIGHTS INTO INVESTING IN GOLD

Overview of the gold market

Rising market volatility, global economic uncertainty and geopolitical unrest have increased interest in gold as both a short- and long-term investment. In fact during 2009, world investment in gold is estimated to have more than doubled from 2008 levels.1

The world gold market is active with annual demand averaging 4,034 tonnes2 over the 10 years ending December 31, 2009. Key market participants include:

Mining companies and producers, including scrap merchants and recyclers;

Bullion banks, which may offer services such as physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, and gold deposit and loan instruments;

Central banks, such as the US Treasury, which hold gold bullion as a reserve currency;

Professional and private investors, such as large hedge and mutual funds, day traders on futures exchanges, and retail-level coin collectors; and

Commercial and industrial users, such as the jewelry, electronics and dental industries.

Virtually all the gold that has ever been mined still exists today in one form or another. It is estimated that existing “above-ground” stocks of gold (gold that has already been mined) amounted to 165,600 tonnes at the end of 2009, spread across multiple sources as shown in Figure 1.

Jewelry and central banks have historically been the largest stores of gold. However, private investments, through physical bullion and investment products, have become increasingly important. Indeed, during 2009, investor demand exceeded jewelry demand for the first time since 1980.3

Figure 1: Distribution of “above-ground gold”Unaccounted: 3,600 Tonnes (2%)Jewelry: 83,700 Tonnes (51%)Central Banks: 28,900 Tonnes (17%)Private Investment: 29,600 Tonnes (18%)Other Manufacturing: 19,800 Tonnes (12%)

Source: Gold Survey 2010, GFMS Limited.

1. Source: GFMS, Gold Survey 2010. GFMS Limited is an independent precious metals research organization based in London.

2. One “tonne” is equivalent to one metric ton, which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

3. Source: Ibid.

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The price of gold

Many factors influence the price of gold. Central banks have historically held large positions in gold; as a result, announcements and activities by those banks have influenced the supply and demand of gold. Fluctuations in the value of the US dollar, political uncertainties and economic concerns around the world, hedging activities by gold producers, and trading activities of speculators also help drive the price of gold. Figure 2 illustrates how the price of gold has changed in response to global and economic events since the US dollar was decoupled from gold and the price of gold was allowed to free float.

The investment case for gold

Gold is a physical asset that is accumulated, rather than consumed. This differentiates it from investment assets such as equities and fixed income instruments (which are claims on future cash flows), other commodities such as oil (which are consumed), and paper money (which can be more easily destroyed). These traits are among the reasons why gold may perform differently than other investments.

There are several ways that investors may use gold as part of a larger investment strategy.

- Potential "safe haven" during political or economic uncertainty
- Portfolio diversifier over both long- and short-term horizons
- Inflation hedge and store of value
- Hedge against a devaluing dollar

Figure 2: Historical price of gold


1200
1000
800
600
400
200
0
Dollars per Ounce
Rapid increase in oil prices, Middle East crises, high US inflation
Strong Japanese growth, weakening US dollar
Persian Gulf War
Strong US dollar, strengthening US stock market, relatively low US inflation
Weak US dollar, inflationary concerns
Global market uncertainty
1975
1980
1985
1990
1995
2000
2005
2010
COMEX Gold Spot Settlement Price
London PM Fix

Source: Bloomberg, as of 5/31/10. The COMEX gold spot settlement price is determined from the input of COMEX member firms; the spot price for gold is determined daily by the five member firms of the London Fix. Despite the differing pricing processes and the New York/London time difference, the prices of gold as measured by the two pricing methods have had a correlation of 0.9866 for the three-year period ending May 31, 2010.

4 INSIGHTS INTO INVESTING IN GOLD

Potential "safe haven"

Figure 2 illustrates how gold has historically maintained its value during times of economic or political uncertainty. Investors have also often retreated to gold when equity markets are struggling. As Figure 3 shows, gold exhibited positive performance during four of the five worst quarters of the S&P 500 Index's performance since 1973. In addition, gold exhibited positive performance during seven of the ten worst quarters in the S&P 500® Index's performance since 1973.[4]

During these periods of market dislocation, gold has offered investors a safe haven and store of value.

Figure 3: Performance of gold during down quarters in the market


3Q 1974
–26.1%
4.7%
4Q 1987
–23.2%
5.4%
4Q 2008
–22.6%
–1.7%
3Q 2002
–17.6%
1.6%
3Q 2001
–15.0%
8.3%
S&P 500® Index quarterly return
Gold quarterly return

Sources: Bloomberg, BlackRock, as of 4/30/10. Gold: London PM Fix.

Index and gold spot returns are for illustrative purposes only and do not reflect any fees or transaction costs. One cannot invest directly in an index or benchmark. Past performance does not guarantee future results.

4. Sources: Bloomberg, BlackRock, as of 4/30/10.

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Portfolio diversification

Many investors today already diversify their portfolios across styles, sectors and geographies. By including new asset classes that have low historical correlation to asset classes that are currently in their portfolio, investors can help further reduce portfolio volatility. Additional sources of diversification can be particularly helpful when equity correlations around the globe rise, as they did during the 2008 credit crisis.

Gold has historically shown little to no correlation to major asset classes, including commodities (Table 1). And while the price of gold is volatile, gold has historically displayed lower volatility than major asset classes over both long and short time periods (Figure 4). As a result, a small allocation to gold may help improve the risk/return trade-off of investment portfolios.

Table 1:
Portfolio Diversification
Ten-Year Correlations

	Gold
Gold	1.00
US Large Cap	0.02
US Small Cap	0.04
Developed International	0.18
Emerging Markets	0.23
US Fixed Income	0.25
Commodities	0.29

Sources: LBMA, S&P, MSCI, Barclays Capital, BlackRock. Ten-year correlations based on monthly returns, as of 4/30/10. Gold: London PM Fix; US Large Cap: S&P 500® Index; US Small Cap: S&P 600 Index; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays Capital U.S. Aggregate Bond Index; Commodities: S&P GSCI® Total Return Index.

Figure 4: Gold has shown lower return volatility than other major asset classes



Volatility (% Standard Deviation)
35
30
25
20
15
10
5
0
Gold
US Large Cap
US Small Cap
Developed International
Emerging Markets
US Fixed Income
Commodities
Three-Year
Ten-Year

Sources: LBMA, S&P, MSCI, Barclays Capital, BlackRock. Three- and ten-year annualized volatility based on monthly returns, as of 4/30/10. Gold: London PM Fix; US Large Cap: S&P 500® Index; US Small Cap: S&P 600 Index; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays Capital U.S. Aggregate Bond Index; Commodities: S&P GSCI® Total Return Index.

Potential hedge against rising inflation

Rising inflation can be a result of two drivers, both of which may have an effect on the price of gold. Inflation can be the result of economic prosperity, in which case increased consumer wealth may drive an increased demand for luxury goods such as jewelry. In addition, inflation may be caused by relaxing monetary policy and increased money supply under times of economic distress. In this case, the price of gold may rise as investors seek to protect their wealth during economic uncertainty.

6 INSIGHTS INTO INVESTING IN GOLD

As Figure 5 shows, gold's price has generally moved as inflation changed, making it a potential hedge against inflation concerns.

Figure 5: Gold and inflation


Twelve-Month Change in CPI
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Twelve-Month Change in Gold Price
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
1975
1980
1985
1990
1995
2000
2005
2010
CPI
Gold

Sources: Bloomberg, BlackRock, as of 4/30/10. Gold: London PM Fix.

Potential hedge against devaluing dollar

The US dollar is widely viewed as the world's main trading currency. Gold has historically been regarded as a good hedge when the dollar weakens relative to other currencies.

Figure 6 shows the historical relationship between the price of gold and the US Dollar Index. The US Dollar Index is a measure of the value of the US dollar relative to a basket of foreign currencies. When the US Dollar Index is positive, it indicates a strengthening US dollar. As Figure 6 shows, a strengthening US dollar has historically been negatively correlated with gold.

Figure 6: Relationship between gold and the US dollar


Dollars per Ounce
1200
1000
800
600
400
200
0
Dollar Index Level
160
140
120
100
80
60
40
20
0
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
Gold
US Dollar Index

Sources: Bloomberg, BlackRock, as of 4/30/10. Gold: London PM Fix.

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Traditional ways to access gold

Historically, investors looking to add gold to their portfolios had three primary options to choose from.

Physical gold

Holding bullion, jewelry, coins and gold certificates provides pure access to gold. These forms of gold exposure, however, generally are not as liquid as holding a security (like a stock or futures contract) and may be impractical or costly to store, buy and/or secure.

Derivatives and future contracts

Derivatives and future contracts have predominantly been limited to large institutional investors with the resources and experience to administer these positions themselves.

Investments in the equities of mining stocks or in precious metal mutual funds

Prior to the introduction of exchange traded products, mutual funds presented the most viable option for individual investors or small institutions seeking to invest in gold because mutual funds provide convenient access to gold-linked investments at generally reasonable costs and low investment minimums. There are approximately 20 mutual funds encompassing over $29 billion in assets providing exposure to gold.5 Investing in the equities of mining companies, however, provides imprecise exposure to gold given that mining companies may hedge their exposure to the price of gold. The five-year average correlation of precious metal mutual funds to the gold spot price is 0.75, while the five-year average correlation of precious metal mutual funds to the S&P 500® Index is 0.41.6

Exchange traded products

Exchange traded products represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account. Within exchange traded products, there are several approaches for delivering gold exposure.

Equities

These products typically gain exposure by investing in equities tied to the gold market, such as gold mining companies. These products typically have less historical correlation to gold and higher historical correlation to the equity market than products holding physical gold or investing in gold futures.

Gold-based futures

These products hold gold futures contracts and typically roll those forward as necessary to avoid taking physical delivery of gold. While these products are more directly linked to the price of gold, they may diverge from the actual spot price of gold because of the roll costs associated with accessing gold via the futures market.

Physical gold

These exchange traded products, usually structured as trusts, offer investors participation in a trust that holds actual physical gold bullion. Because they hold physical gold, these products offer the most direct access to the current price of gold.

Conclusion

Investor demand for gold has been increasing amid global economic and political uncertainty. There are several options for investors interested in using gold as part of a short- or long-term investment strategy. Exchange traded products backed by physical gold offer investors an innovative way to access the price of physical gold.

5. Source: Morningstar, as of 4/30/10.

6. Source: Morningstar, as of 3/31/10.

iShares

Kevin Feldman, CFP®Managing Director

kevin.feldman@blackrock.com

Manjula Lind, CFA®Vice Presidentmanjula.lind@blackrock.com

Daniel Prince, CFA®Associatedaniel.prince@blackrock.com

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the iShares COMEX Gold Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

Shares of the iShares COMEX Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets.”

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3015-07TL-7/10

iS-2815-0710

Not FDIC Insured No Bank Guarantee May Lose Value

FOR MORE INFORMATION, VISIT WWW.iSHARES.COM OR CALL 1-800-474-2737

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